PROSPECTUS SUPPLEMENT No. 1
to Prospectus dated November 7, 2003
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108651

$100,000,000 4.25% Convertible Subordinated Notes

Due July 1, 2008

10,899,180 Shares of Common Stock Issuable Upon

Conversion of the Notes

        This document supplements information contained in that certain prospectus of Corixa Corporation dated November 7, 2003, as amended and supplemented from time to time, relating to the potential resale from time to time of $100,000,000 4.25% Convertible Subordinated Notes due July 1, 2008 and 10,899,180 shares of common stock by the selling securityholders identified in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 3, 2003.

Selling Securityholders

      The following table supplements, or amends, as noted, the information contained in the table set forth in the prospectus under the caption “Selling Securityholders.” This table sets certain information regarding the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time under this prospectus by the selling securityholders named in the table. Because the selling securityholders may offer all or a portion of the notes and the common stock, if converted, under this prospectus, we cannot estimate the principal amount of the notes or the common stock that the selling securityholders will hold upon consummation of any sale. The following table is based on information furnished to us by the selling securityholders.

	Principal
	Amount of		Number of Shares
	Notes	Percentage of	of Common Stock	Percentage of
	Beneficially	Notes	That May Be	Common Stock
Name of Selling Securityholder	Owned	Outstanding(1)	Sold(2)	Outstanding(3)

The following information amends the information set forth in the prospectus originally filed or as previously amended or supplemented.

ATSF — Transamerica Convertible Securities	$6,850,000	6.9%	746,593	*
Cheyne CB02 Limited	$5,000,000	5.0%	544,959	*
IDEX — Transamerica Convertible Securities Fund	$3,405,000	3.4%	371,117	*

*	Less than 1%.

(1)	The percentage of notes outstanding beneficially owned by each selling securityholder is based on $100,000,000 aggregate principal amount of notes outstanding.

(2)	Assumes conversion of all the securityholder’s notes at a conversion rate of 108.9918 shares per $1,000 principal amount of notes, which conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, we are not required to issue fractional shares of common stock upon conversion of the notes and, in lieu thereof, will pay cash.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 54,871,484 shares of common stock outstanding as of July 28, 2003. In calculating the amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s notes. We did not, however, assume the conversion of any other securityholder’s notes in such calculation.